UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)

Navidea Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

63937X202

(CUSIP Number)

John K. Scott, Jr.

30 Blue Heron Drive

Greenwood Village, Colorado 80121

Tel: (303) 399-6177

With a Copy to:

Jeffrey M. McPhaul

Winstead PC

2728 N. Harwood Street

Suite 500

Dallas, Texas 75201

Tel: (214) 745-5394

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63937X202

1	NAME OF REPORTING PERSONS John K. Scott, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,265,165 (1) (2) (4)
	8	SHARED VOTING POWER 10,139 (3)
	9	SOLE DISPOSITIVE POWER 30,265,165 (1) (2) (4)
	10	SHARED DISPOSITIVE POWER 10,139 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,275,304 (1) (2) (3) (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.85% (5)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 5,332,800 shares of Common Stock, par value $0.001 per share, of the Issuer (“Common Stock”) issuable to the Reporting Person upon conversion of 2,400 shares of Series I Convertible Preferred Stock, par value $0.001 per share, of the Issuer (“Series I Preferred Stock”) and 11,508,672 shares of Common Stock issued to the Reporting Person upon conversion of 11,969 shares of Series J Convertible Preferred Stock, par value $0.001 per share, of the Issuer (“Series J Preferred Stock”) held directly by the Reporting Person.
(2)	Includes 8,047,160 shares of Common Stock directly held by the Reporting Person and 43,733 shares of Common Stock issuable under the Issuer’s Amended and Restated 2014 Stock Incentive Plan in partial payment of monthly non-employee director fees, issuance of which has been deferred at the request of the Reporting Person.
(3)	Includes 2,639 shares of Common Stock owned by the Reporting Person’s spouse and 7,500 shares of Common Stock owned by the Reporting Person’s children. The Reporting Person may be deemed to have shared voting and/or dispositive power with respect to such shares.
(4)	Includes 5,332,800 shares of Common Stock issuable upon exercise of Warrants to Purchase Common Stock held directly by the Reporting Person.
(5)	Based on 57,282,480 shares of Common Stock of the Issuer, which consists of (i) 35,064,475 shares of Common Stock outstanding as of May 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2023, plus (ii) 43,733 shares of Common Stock issuable but deferred at the request of the Reporting Person, plus (iii) 5,332,800 shares of Common Stock issuable to the Reporting Person upon conversion of shares of Series I Preferred Stock held directly by the Reporting Person, plus (iv) 11,508,672 shares of Common Stock issued to the Reporting Person upon conversion of shares of Series J Preferred Stock held directly by the Reporting Person, plus (v) 5,332,800 shares of Common Stock issuable upon exercise of Warrants to Purchase Common Stock held directly by the Reporting Person.

Explanatory Note

This Amendment No. 14 hereby amends the Schedule 13D first filed by John K. Scott, Jr., a natural person (the “Reporting Person”), on June 24, 2019, as amended by Amendment No. 1 to the Schedule 13D filed on December 12, 2019, Amendment No. 2 to the Schedule 13D filed on February 26, 2020, Amendment No. 3 to the Schedule 13D filed on September 2, 2020, Amendment No. 4 to the Schedule 13D filed on December 29, 2020, Amendment No. 5 to the Schedule 13D filed on March 5, 2021, Amendment No. 6 to the Schedule 13D filed on March 11, 2021, Amendment No. 7 to the Schedule 13D filed on April 5, 2021, Amendment No. 8 to the Schedule 13D filed on June 15, 2021, Amendment No. 9 to the Schedule 13D filed on July 8, 2021, Amendment No. 10 to the Schedule 13D filed on April 22, 2022, Amendment No. 11 to the Schedule 13D filed on September 9, 2022,Amendment No. 12 to the Schedule 13D filed on September 14, 2022 and Amendment No. 13 to the Schedule 13D filed on September 22, 2022 (as amended, the “Schedule 13D”).  This Amendment No. 14 is being filed in connection with the entry by the Reporting Person into a Stock Exchange Agreement (the “Exchange Agreement”) with Navidea Biopharmaceuticals, Inc., a Delaware corporation (the “Issuer”) on June 1, 2023 and the conversion of 11,969 shares of Series J Preferred Stock effected by the Reporting Person on June 5, 2023. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. Capitalized terms used herein but not defined in this Amendment No. 14 shall have the meaning ascribed to such term in the Schedule 13D.

Item 1.	SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and supplemented to include the following:

The name of the Issuer is Navidea Biopharmaceuticals, Inc., a Delaware corporation. The address of the Issuer’s principal executive offices is 4995 Bradenton Avenue, Suite 240, Dublin, Ohio 43017-3552. This statement constitutes Amendment No. 14 to the Schedule 13D filed by the Reporting Person, a natural person, relating to the Issuer’s Common Stock, par value $0.001 per share (the “Common Stock”). This Amendment No. 14 is being filed in connection with the entry by the Reporting Person into a Stock Exchange Agreement with the Issuer on June 1, 2023, pursuant to which the Reporting Person exchanged 990 shares of Series G Redeemable Preferred Stock of the Issuer (“Series G Preferred Stock”) and accrued and unpaid dividends thereon for 11,969 shares (the “Series J Shares”) of Series J Convertible Preferred Stock (“Series J Preferred Stock”). The Series J Shares were subsequently converted into 11,508,672 shares of Common Stock on June 5, 2023. The Stock Exchange Agreement also provides that the Reporting Person will exchange an additional 2,270 shares of Series G Preferred Stock for an additional 27,889 shares of Series J Preferred Stock at a second closing to be consummated within 3 business dates after the date the Issuer obtains stockholder approval (the “Stockholder Approval”) required by applicable NYSE American listing standards with respect to the second closing, including the issuance of shares of Common Stock upon conversion of the shares of Series J Preferred Stock in excess of 19.99% of the issued and outstanding Common Stock as June 1, 2023.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented to include the following:

On June 1, 2023, the Reporting Person entered into a Stock Exchange Agreement with the Issuer pursuant to which the Reporting Person exchanged 990 shares of Series G Preferred Stock and accrued and unpaid dividends thereon in the amount of $68,853.22 for 11,969 Series J Shares. The Series J Shares were subsequently converted into 11,508,672 shares of Common Stock on June 5, 2023. The Stock Exchange Agreement also provides that the Reporting Person will exchange an additional 2,270 shares of Series G Preferred Stock for an additional 27,889 shares of Series J Preferred Stock at a second closing to be consummated within 3 business dates after the date the Issuer obtains Stockholder Approval.

The shares of Series G Preferred Stock that were and are to be exchanged pursuant to the Stock Exchange Agreement were acquired by the Reporting Person from the Issuer in a private placement pursuant to a Securities Exchange and Loan Agreement, dated April 10, 2022, by and between the Issuer and the Reporting Person reported in a prior amendment to this Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

On June 1, 2023, the Reporting Person entered into a Stock Exchange Agreement with the Issuer pursuant to which the Reporting Person exchanged 990 shares of Series G Preferred Stock and accrued and unpaid dividends thereon in the amount of $68,853.22 for 11,969 Series J Shares. The Stock Exchange Agreement also provides that the Reporting Person will exchange an additional 2,270 shares of Series G Preferred Stock for an additional 27,889 shares of Series J Preferred Stock at a second closing to be consummated within 3 business dates after the date the Issuer obtains Stockholder Approval. In the event that Stockholder Approval is not obtained, the second closing exchange will be null and void and the Reporting Person will continue to own the 2,270 shares of Series G Preferred Stock.

The shares of Series J Preferred Stock are convertible into a number of shares of Common Stock equal to the original issuance price divided by $0.104, subject to adjustment as provided in the Certificate of Designation. The initial 990 Series J Shares were subsequently converted into 11,508,672 shares of Common Stock on June 5, 2023.

The Reporting Person continues to evaluate his investment in the Issuer, including seeking advice from investment advisors, and, while he has no present plan or proposal to do so, he reserves the right and is considering whether to propose other transactions that relate to or would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person retains the right to, from time to time, acquire additional shares of Common Stock or other securities of the Issuer, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock, Series I Preferred Stock, Series J Preferred Stock or other securities of the Issuer, if any, beneficially owned by him, in any manner permitted by law.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) - (b)

The aggregate number and percentage of Common Stock beneficially owned by the Reporting Person are as follows:

Aggregate amount beneficially owned:	30,275,304	(1) (2) (3) (4)
Percent of class:	52.85	% (5)
Number of shares as to which the Reporting Person has:
Sole power to vote or direct the vote:	30,265,165	(1) (2) (4)
Shared power to vote or direct the vote:	10,139	(3)
Sole power to dispose or direct the disposition of:	30,265,165	(1) (2) (4)
Shared power to dispose or direct the disposition of:	10,139	(3)

(1)	Includes 5,332,800 shares of Common Stock, par value $0.001 per share, of the Issuer (“Common Stock”) issuable to the Reporting Person upon conversion of 2,400 shares of Series I Convertible Preferred Stock, par value $0.001 per share, of the Issuer (“Series I Preferred Stock”) and 11,508,672 shares of Common Stock issued to the Reporting Person upon conversion of shares of Series J Preferred Stock of the Issuer held directly by the Reporting Person.
(2)	Includes 8,047,160 shares of Common Stock directly held by the Reporting Person and 43,733 shares of Common Stock issuable under the Issuer’s Amended and Restated 2014 Stock Incentive Plan in partial payment of monthly non-employee director fees, issuance of which has been deferred at the request of the Reporting Person.
(3)	Includes 2,639 shares of Common Stock owned by the Reporting Person’s spouse and 7,500 shares of Common Stock owned by the Reporting Person’s children. The Reporting Person may be deemed to have shared voting and/or dispositive power with respect to such shares.
(4)	Includes 5,332,800 shares of Common Stock issuable upon exercise of Warrants to Purchase Common Stock held directly by the Reporting Person.
(5)	Based on 57,282,480 shares of Common Stock of the Issuer, which consists of (i) 35,064,475 shares of Common Stock outstanding as of May 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2023, plus (ii) 43,733 shares of Common Stock issuable but deferred at the request of the Reporting Person, plus (iii) 5,332,800 shares of Common Stock issuable to the Reporting Person upon conversion of shares of Series I Preferred Stock held directly by the Reporting Person, plus (iv) 11,508,672 shares of Common Stock issued to the Reporting Person upon conversion of shares of Series J Preferred Stock held directly by the Reporting Person, plus (v) 5,332,800 shares of Common Stock issuable upon exercise of Warrants to Purchase Common Stock held directly by the Reporting Person.

(c) The Reporting Person has not acquired or disposed of any securities of the Issuer since the most recent filing of this Schedule 13D.

(d) Except as set forth herein, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

On June 1, 2023, the Issuer entered into a Stock Exchange Agreement with the Reporting Person, who is the current Vice Chairman of the Board, pursuant to which the Reporting Person pursuant to which the Reporting Person exchanged 990 shares of Series G Preferred Stock and accrued and unpaid dividends thereon in the amount of $68,853.22 for 11,969 Series J Shares. The Stock Exchange Agreement also provides that the Reporting Person will exchange an additional 2,270 shares of Series G Preferred Stock for an additional 27,889 shares of Series J Preferred Stock at a second closing to be consummated within 3 business dates after the date the Issuer obtains Stockholder Approval.

The foregoing descriptions of the terms of the Stock Exchange Agreement do not purport to be complete and are qualified in their entirety by the contents of the Stock Exchange Agreement a copy of which is incorporated by reference as an Exhibit, and is incorporated herein by reference.

Except as described in this Item 6 of the Schedule 13D (as amended to date), there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Stock Exchange Agreement between Navidea Biopharmaceuticals, Inc. and John K. Scott Jr. dated June 1, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on June 5, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2023

/s/ John K. Scott, Jr.
John K. Scott, Jr.